321 Railroad Avenue
Greenwich, CT 06830
VIA EDGAR

July 18, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Daniel L. Gordon
Branch Chief

Re:      Urstadt Biddle Properties Inc.
Form 10-K for the Fiscal Year Ended October 31, 2012
Filed January 11, 2013
File No. 001-12803

Ladies and Gentlemen:
We have received your comment letter dated July 8, 2013 regarding the above-referenced report filed by Urstadt Biddle Properties Inc. (the "Company") under the Securities Exchange Act of 1934, as amended, and set forth below is a response to each of the Staff's comments contained therein.
Form 10-K For the Year Ended October 31, 2012
SEC Staff Comment No. 1
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
We note that you disclosed net operating income and same store net operating income in earnings releases dated December 13, 2012, March 6, 2013 and June 7, 2013. Please tell us if you consider net operating income and same store net operating income to be key performance measures for your company, and if so, please consider disclosing these measures in future periodic filings reconciled to the most comparable GAAP measure in accordance with Item 10(e) of Regulation S-K.

Division of Corporation Finance
July 18, 2013

Response No. 1
The Company disclosed the period over period change in net operating income on a same properties basis in its earnings releases dated December 13, 2012, March 6, 2013 and June 7, 2013. Respectfully, the Company notes that it did not disclose its net operating income or same store net operating income in such releases. The measures of net operating income and same store net operating income are two of the many metrics that the Company examines to properly understand and manage its business and to interpret its operating results but does not consider either one to be a key performance indicator.  The Company discloses changes in its base rents, recoveries from tenants, property operating expenses and property tax expenses, all of which comprise the components of net operating income, in the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") section of its periodic filings.  In future periodic filings, if management determines that measures of net operating income or same store net operating income are key factors for financial statement users to understand our operating results, we will include disclosure relating to such in our MD&A, including appropriate reconciliation to the most comparable GAAP measures, as required by Item 10(e) of Regulation S-K.
SEC Staff Comment No. 2
Consolidated Statements of Income, page 42
Please remove dividends per share information from the face of the income statement in future filings. Refer to ASC 260-10-45-5.
Response No. 2
We will remove dividends per share information from the face of the income statement on all future Form 10-K filings in accordance with ASC 260-10-45-5.  We believe that under Regulation S-X 10-01(B)(2) this information may continue to be shown on the face of the income statement in interim periods.
SEC Staff Comment No. 3
Notes to Consolidated Financial Statements
Note (13) Fair Value Measurements, page 58
Please tell us how you determined that the redeemable noncontrolling interest in Orangeburg is a Level 1 liability for purposes of determining the fair value.
Response No. 3
The operating agreement for Orangeburg provides the noncontrolling member the right to require the managing member (the Company) to redeem all or a portion of its ownership units at a price calculated using the closing price of the Company's Class A Common Stock on the date of redemption multiplied by the number of ownership units being redeemed, as defined.  The Company's Class A Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol UBA.  The Company determined that since the fair value of the redeemable noncontrolling interest in Orangeburg was based solely on a stock traded on a national exchange with a quoted price in an active market, the NYSE, the liability appropriately should have level 1 classification as defined by ASC Section 820.

Division of Corporation Finance
July 18, 2013

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As requested by your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company's filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you continue to have questions following your review of the information provided by this response or require any additional information, please do not hesitate to call the undersigned at (203) 863-8213.

Very truly yours,

URSTADT BIDDLE PROPERTIES INC.

By: /s/ John T. Hayes
John T. Hayes
Senior Vice President and Chief Financial Officer

cc:        Thomas D. Myers, Esq.
General Counsel - Urstadt Biddle Properties Inc.